New Residential Investment Corp.

1345 Avenue of the Americas

New York, NY 10105

April 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Residential Investment Corp. (the “Company”)

Registration Statement on Form S-11

Registration File No. 333-191300

Dear Sir/Madam:

New Residential Investment Corp., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-191300) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 pm, Eastern Time, on April 24, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Richard B. Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-4112 and that such effectiveness also be confirmed in writing.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

NEW RESIDENTIAL INVESTMENT CORP.

By:	/s/Susan Givens
Name: Susan Givens
Title: Chief Financial Officer and Treasurer